Morgan Stanley FX Series Funds
1221 Avenue of the Americas
New York, New York 10020

June 15, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley FX Series Funds (File Nos. 333-140930 and 811-22020)

Dear Mr. Greene:

Thank you for your comment letter regarding the registration statement on Form N-1A for Morgan Stanley FX Series Funds (the ‘‘Fund’’) filed with the Securities and Exchange Commission (the ‘‘SEC’’) on February 27, 2007 relating to The FX Alpha Portfolio and The FX Alpha Plus Portfolio (each, a ‘‘Portfolio’’ and, together, the ‘‘Portfolios’’). Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 15, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, explain the following phrases and terms: i) ‘‘employ a systematic currency selection process based upon statistical modeling within a disciplined risk management framework, and seek to profit from changes in the relative valuations of currency pairs,’’ ii) ‘‘stop-out triggers,’’ and iii) ‘‘alpha.’’ Please integrate the discussion of alpha with the strategies of each Portfolio. Further, in the SAI revise the third paragraph of the discussion captioned ‘‘Investment Advisory and Other Services’’ by separating the discussion into several paragraphs.

Response 1.    To conform with the SEC’s plain English requirements, the disclosure has been changed from:

‘‘employ a systematic currency selection process based upon statistical modeling within a disciplined risk management framework, and seek to profit from changes in the relative valuations of currency pairs.’’

to the following:

‘‘use a quantitative currency selection model. The model is driven by rigorous quantitative research that screens the Investment Adviser’s and Sub-Adviser’s universe of currencies. The investment process comprises three main steps: (1) screening the currencies within the investment universe to determine if they are suitable for the Portfolio, (2) using proprietary risk control models to identify currencies with desirable volatility, correlation with other currencies, and yields, and (3) daily portfolio monitoring. The Investment Adviser and Sub-Adviser seek to construct the Portfolio that profits from changes in the relative valuations of one currency to another currency (‘‘currency pairs’’).’’

Alpha refers to returns in excess of the market. We have not included disclosure respecting alpha because we believe that the disclosure in the Prospectus respecting the Portfolios’ investment strategy and process adequately reflects the way in which the Portfolios will seek excess market returns.

In addition, the reference to stop-out triggers has been deleted. Finally, the Statement of Additional Information has been revised accordingly.

Comment 2.	Check the appropriate boxes on the facing page of the registration statement.

Response 2.    We respectfully acknowledge the Staff’s comment; however, we believe that the appropriate boxes on the facing page of the registration statement have been marked and will be updated for Pre-Effective Amendment No. 1.

Comment 3.	Given the risks involved with an investment in the Portfolios, we suggest adding disclosure regarding the type of investor for whom the Portfolios would be appropriate.

Response 3.    We have added the following disclosure:

‘‘The Portfolio may be appropriate for you if you are pursuing a currency component to your portfolio, are willing to accept price fluctuations in your investments, are willing to tolerate the risks associated with investments in foreign currencies and have a time horizon of 12 months or longer.’’

Comment 4.	Explain the Company’s plan for addressing its obligation to file reports with respect to the fidelity bond coverage required by Rule 17g-1 under the 1940 Act.

Response 4.    The Fund intends to comply with Rule 17g-1 under the 1940 Act by filing its fidelity bond electronically with the SEC.

Comment 5.	The prospectus does not include disclosure regarding the Portfolios’ investments in illiquid securities. Please add appropriate disclosure regarding these investments.

Response 5.    We have added disclosure to the Portfolios’ Statement of Additional Information that states that each Portfolio may not invest more than 15% of its net assets in illiquid securities.

COMMENTS ON PROSPECTUSES

Comment 6.	Given the investment objectives, strategies and securities in which each Portfolio will invest, we suggest the Company consider adding disclosure to the prospectus cover page about the special risks involved with investing in a Portfolio.

Response 6.    We do not believe that the risks associated with the Portfolios are so great that special risk disclosure on the cover page is necessary. We note in this regard that we have not seen such special risk disclosure on the cover page of other currency funds.

Comment 7.	The term ‘‘FX’’ in each Portfolio’s name denotes that each will invest in foreign currency transactions. Accordingly, please add a policy for each Portfolio to invest at least 80 percent of its assets in foreign currencies. See Section 35(d) and rule 35d-1 under the 1940 Act. Also add disclosure specifically defining a foreign currency for purposes of the 80 percent test

Response 7.    Disclosure has been added to state that at least 80% of each Fund’s assets will be exposed to foreign currency through currency forwards and other currency transactions described in the Prospectus.

Comment 8.	The investment objective of each Portfolio is total return. Please define total return and state whether a Portfolio seeks income and capital appreciation equally or gives preference to one.

Response 8.    Total return has been defined as a combination of income and capital appreciation. Each Portfolio will not be managed to give preference to one over the other.

Comment 9.	The prospectus states that: each Portfolio will try to exceed the performance of LIBOR. Please explain LIBOR and how it is used in financial markets. Explain to the staff how a Portfolio’s investment objective of total return relates to LIBOR, which is a prevailing international interest rate. Please clarify whether each Portfolio will use yield in order to compare Portfolio performance with LIBOR.

The FX Alpha Portfolio seeks to achieve its objective by exceeding LIBOR by 2.5 percent and the FX Alpha Plus Portfolio by 6 percent. Please advise the staff whether it is misleading for a fund to hold itself out to the public with a target of exceeding a prevailing interest rate by 2.5 or 6 percent. In this regard, see Rule 156 under the 1933 Act and Rule 34b-1 under the 1940 Act.

Further, each Portfolio has a fulcrum fee arrangement whereby the adviser can earn a maximum incentive fee if each respective Portfolio’s performance exceeds LIBOR by the stated percentages. For purposes of measuring a Portfolio’s performance under the performance fee and its stated policy of exceeding LIBOR, clarify whether the referenced plus or minus 2.50% and 6.00% constitute a percentage or a basis point number, that is, must LIBOR merely be exceeded by 2.50% or by 250bps. For example, assume LIBOR is currently 5.35%. Must the FX Alpha Portfolio achieve a return of 5.4838%, or 7.85%? Please clarify and include examples or a chart of hypothetical Portfolio performance numbers compared to LIBOR in order to enhance the disclosure of each Portfolio’s investment strategy and how the performance fee operates.

Response 9.    Disclosure respecting the Portfolios’ goal of outperforming LIBOR by 2.5% and 6.00%, respectively, has been eliminated. The Advisers to The FX Alpha Portfolio will only receive a performance fee if the returns of the Portfolio exceed LIBOR by 2.5 percentage points, i.e., 250 basis points. The Advisers to The FX Alpha Plus Portfolio will only receive a performance fee if the returns of the Portfolio exceed LIBOR by 6.00 percentage points, i.e., 600 basis points.

The following disclosure in the prospectus has been clarified with the use of an example respecting the calculation of the fulcrum fee:

‘‘Assume LIBOR was 5% during the most recent 12-month period. The base fee will not be adjusted upward or downward if the Portfolio’s return for the most recent 12-month period is between 2.50% and 7.50%. If the Portfolio’s return exceeds 7.5%, the fee will be adjusted upward by 20% of such excess. The maximum fee adjustment upward of 0.275% will be made if the Portfolio’s return is 8.875% or higher. If the Portfolio’s return is below 2.5%, the fee will be adjusted downward by 20% of such amount. The maximum fee adjustment downward of 0.275% will be made if the Portfolio’s return is negative 1.125% or lower.’’ Similar disclosure has been added for The FX Alpha Plus Portfolio.

Comment 10.	Disclosure captioned ‘‘The FX Alpha Portfolio — Principal Investment Strategies’’ discusses the currency selection process. Revise the disclosure to explain how currencies are selected and what factors are explained.

Response 10.    The investment process is based on proprietary quantitative models. The investment process comprises three main steps: (1) screening the currencies within the investment universe to determine if they are suitable for the Portfolio, (2) using proprietary risk control models to identify currencies with desirable volatility, correlation and interest rate differentials for inclusion in the Portfolio, and (3) daily portfolio monitoring.

Comment 11.	The second paragraph under this caption discloses that: ‘‘The investment process seeks to target a specific risk level over a 12-month period of time, measured by Value at Risk or VaR, when constructing and managing the Portfolio.’’ In light of the impact of the long holding period of 12 months, it appears that the utility of VaR is reduced because of the high turnover during the 12 months. Explain to the staff why the period selected is deemed appropriate for each Portfolio, given the projected high turnover and investments in a dynamic, volatile market.

The risk measurement of VaR requires a specified value in order to calculate VaR. It is unclear whether the statement, ‘‘attempt to target an estimated VaR of 2.50%’’ means the risk of loss of 2.50% of the Portfolio’s net asset value. Please clarify the disclosure and specify at what point in time the 2.50% applies, e.g., whether it is at the end of the holding period or some other point in time.

Other disclosure in this paragraph states: ‘‘In seeking to exceed the performance of LIBOR by 2.50%, the adviser and the sub-Adviser will attempt to target an estimated VaR of 2.50%.’’ Discuss the relationship between these two measures and indicate whether 2.50% is high or low.

Add disclosure which indicates the confidence level upon which the VaR calculation is to be based. Further, add appropriate risk disclosure regarding the Portfolio’s use of VaR as a measure. For example, because VaR calculations focus only upon the maximum loss occurring between the beginning and end of a measurement period, the measure fails to sufficiently emphasize less probable events that may have a dramatic effect in the middle of the measurement period. Accordingly, add disclosure regarding the material risks associated with the use of VaR.

Response 11.    A 12-month time horizon is used in making the VaR calculation because the Portfolios are designed for investors with a time horizon of at least twelve months. In addition, it is important to recognize that the Advisers’ use of VaR is a dynamic process. Risk targets and stop-out triggers are set to insure that the overall portfolio remains consistent with a VaR of 2.5%, or 6% respectively and in recognition of the fact that the Portfolios’ portfolios are not static, VaR is recalculated daily based on the Portfolios’ current net asset value.

In lieu of the second paragraph under the heading ‘‘Principal Investment Strategies,’’ we have clarified the VaR disclosure in the prospectus to read as follows:

‘‘The Portfolio will attempt to target an estimated Value at Risk (‘‘VaR’’) of 2.50% [6% in the case of The FX Alpha Plus Portfolio]. VaR is a measure used to estimate the maximum value of a portfolio that can be lost over a specified time period given a specific probability under normal conditions. Accordingly, management of the Portfolio is designed so that under normal market conditions with a confidence level of 95%, the Portfolio should not lose more than 2.5% of its net asset value [6% in the case of The FX Alpha Plus Portfolio] in a given 12-month period. The VaR is recalculated daily based on the Portfolio’s then current net asset value. There is no guarantee that the Investment Adviser’s and Sub-Adviser’s use of such VaR measurements will be successful and result in lower targeted losses.’’

We have also added the following risk disclosure under the heading Value at Risk:

‘‘Value at Risk. The use of Value at Risk in managing the Portfolio, as described under Principal Investment Strategies, involves certain limitations and risks. For example, VaR uses historical data to estimate future events. In addition, the VaR calculation may not properly capture all possible market outcomes and the resulting effect on losses. VaR assumes a normal distribution which may not accurately reflect reality and may underestimate the probability of extreme events. Also, the use of a 95% confidence level does not account for losses that may occur beyond this level of confidence.’’

Comment 12.	The third paragraph of the discussion captioned ‘‘The FX Alpha Portfolio — Principal Investment Strategies’’ indicates that the Portfolio will normally invest primarily in currency transactions. Add disclosure on how the Portfolio will achieve capital appreciation. Will it be limited or constrained in light of the income aspect of the objective. Other disclosure in this paragraph indicates that the adviser and sub-Adviser: ‘‘may take positions in currencies representing long or short exposures to the currencies with respect to the U.S. dollar.’’ The disclosure is not clear as to whether the Portfolio will sell securities short. If the Portfolio will engage in such transactions, clarify the discussion and add appropriate strategy and risk disclosure.

Response 12.    Disclosure has been added that describes that the Portfolios will realize capital appreciation to the extent that currency prices move in a direction favorable to the Portfolio and the fair market value of currency positions held by the Portfolio increase. The Portfolios will not engage in short selling of securities.

Comment 13.	The discussion captioned ‘‘The FX Alpha Portfolio — Principal Investment Strategies — Currency Transactions’’ mentions non-deliverable currency forward transactions regarding thinly traded or non-convertible foreign currencies. Please explain non-deliverable currency forward transactions and the market or environment in which these instruments are traded. Discuss the liquidity of non-deliverable currency forwards and what the limitations are on each Portfolio’s ability to invest in them. Also, revise this paragraph to give more background information on the currency market. For example, disclose that the currency market is worldwide, rapidly changing and the largest in the world.

Response 13.    The following disclosure has been added to the discussion now captioned ‘‘The FX Alpha [Plus] Portfolio — Principal Investment Strategies — Currency Transactions’’ in the prospectus:

‘‘The currency market is worldwide, rapidly changing and the largest and most liquid market in the world. The currency market is an inter-bank or inter-dealer market based on the vast network of hundreds of major banks and dealers across the globe. Additionally, it is an over-the-counter market (‘‘OTC’’), meaning that transactions are conducted between any counter parties that agree to trade via the telephone or an electronic network. The currency market is unique in that it has no fixed location or centralized exchange, as do many stock markets. Dealers often advertise, negotiate and transact based upon exchange rates obtained directly or via distribution networks. The currency market is a true 24-hour market, five days a week, with dealers in every major time zone.’’

We have also add additional disclosure about non-deliverable forwards.

Comment 14.	The discussion captioned ‘‘The FX Alpha Portfolio — Principal Investment Strategies — Money Market Instruments’’ states that the Portfolio may invest in money market instruments of U.S. and foreign financial and non-financial corporations. Indicate why the Portfolio expects to acquire these securities. Clarify whether these investments qualify as a currency transaction for purposes of an 80% test referred to above. The prospectus is unclear whether such foreign investments will include emerging market investments, and, if so, which emerging market countries. Clarify whether the Portfolio will invest in emerging market countries and if any such countries will be a focus of investment for the Portfolio. The last paragraph included under this sub-caption states that: ‘‘The Portfolio may also invest in structured products, exchange-traded and over-the-counter options, futures, forwards and other currency derivative instruments.’’ Are these money market securities?

Response 14.    At least 80% of each Portfolio’s assets will be exposed to foreign currency through currency forwards and other currency transactions. Money market securities are not counted towards this 80% policy.

In addition, disclosure has been added in the Portfolios’ Prospectus noting that investments will include currencies of certain emerging market countries. The disclosure regarding structured products has been removed because the Portfolios do not intend to invest in structured products.

Comment 15.	The next paragraph states: ‘‘The Portfolio may also invest in structured products, exchange-traded and over-the-counter options, futures, forwards and other currency derivative instruments.’’ Define the underlined terms. Please disclose how all of these instruments are used in lieu of investing in currencies directly, and clarify whether they are principal strategies. Please disclose any special risks associated with each.

Response 15.    Options, futures and other currency derivatives may be used in lieu of forward contracts when the Adviser believes they afford a more cost efficient means of obtaining exposure to currencies than forward contracts. They are not principal strategies of the Portfolios. Risk disclosure is currently included in the ‘‘Additional Risk Information.’’ The disclosure regarding structured products has been removed because the Portfolios do not intend to invest in structured products.

Comment 16.	Add appropriate disclosure regarding portfolio turnover, as well as the associated expenses, costs and impact on performance. See Form N-1A, Items 2(b), 2(c), 4(b), and 4(c).

Response 16.    Disclosure regarding portfolio turnover, as required by Form N-1A, Items 2(b), 2(c), 4(b), and 4(c), is currently included under the heading ‘‘Additional Investment Strategy Information.’’

Comment 17.	Provide an appropriate sub-caption for the first risk listed under the caption ‘‘Principal Risks.’’

Response 17.    We respectfully acknowledge your comment; however, this disclosure is an introduction to the list of principal risks and therefore does not require a sub-caption.

Comment 18.	It appears that currency traders use several diverse strategies in order to achieve consistent returns over time. Each Portfolio, however, appears to use only one strategy. If deemed appropriate, disclose the risk of using only one strategy for currency trading.

Response 18.    We respectfully acknowledge the comments; however, the Adviser believes that its proprietary trading strategy will enable the Portfolios to achieve their investment objectives and the fact that there are other trading strategies available should not require risk disclosure.

Comment 19.	Revise the disclosure captioned ‘‘Currency Risk’’ so as to discuss the cyclical trend of currency markets, the impact of hedge fund activity on supply and demand, as well as the impact of banks and currency speculators. In light of the continuous nature of the operation of the worldwide market in currencies, discuss the risks of after hours trading activity.

Response 19.    Additional risk disclosure has been added, except with respect to cyclical trends of currency markets. We question whether there are cyclical trends in the currency market and, in any event, given that the Portfolio invests in currency forwards and non-deliverable forwards which represent long and short exposure to separate currencies, such risk disclosure would not be appropriate for these Portfolios.

Comment 20.	Clarify whether the ‘‘other risks’’ mentioned in the second sentence under the sub-caption ‘‘Other Risks’’ are principal or non-principal. If they are, briefly describe such risks, and make sure the types of investments identified in the sentence are included in the principal strategies section of the summary.

Response 20.    The disclosure has been revised accordingly.

Comment 21.	Revise the fee table consistent with the following: First, in light of each Portfolio’s planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]). Second, move footnotes appearing after ‘‘Annual Fund Operating Expenses’’ so as to follow the Example. Third, with respect to the discussion in Footnote 8 regarding the adviser’s voluntary agreement to waive fees, confirm that the adviser or an affiliate may not recapture any waived amounts and disclose that the waiver may be terminated at any time.

Response 21.    The expenses associated with the Portfolios’ investment in other investment companies are not expected to exceed 0.01%. Therefore, separate line item disclosure is not required. The Adviser or its affiliate may not recapture any waived amounts. Disclosure has been added to note that the waiver may be terminated at any time.

Comment 22.	With respect to Footnote 5, indicate whether in connection with structuring the Portfolio’s performance fee and selecting Class D as the class upon which to base performance adjustments, the Portfolio considered the factors discussed in Investment Company Act Release No. 20915 (Feb. 23, 1995). In addition, disclose the period of time to be used in calculating average net assets. The last sentence indicates that the base fee will be charged during the first 12 months. Disclose how the performance fee will be implemented during the second year. As discussed above, please clarify the measurement of Portfolio performance against LIBOR. For example, assuming a current LIBOR of 5.35%, disclose whether the adviser to the FX Alpha Portfolio will earn the maximum incentive fee when the Portfolio’s performance is 5.48% (rather than 7.85%). If the former is correct, disclose the risks that the adviser may be rewarded for mere random fluctuations in a Portfolio’s performance or that of LIBOR.

Please advise the staff of the appropriateness of using LIBOR as a benchmark for a performance fee when each Portfolio invests in currencies and derivatives.

Response 22.    The Portfolios’ Board considered the factors identified in Release No. 20915 in evaluating the performance fee including the use of Class D performance for this purpose. As indicated in the prospectus footnote, after the first 12 months, the performance fee is calculated based upon the most recent 12-month period. Disclosure has been added clarifying that the first calculation of the performance fee will be as of the end of the 13th month and will be based on the performance during the 12-month period ending as of that date.

We believe that LIBOR is an appropriate benchmark for these Portfolios. The Portfolios’ assets will be held in cash and/or money market instruments to generate income and serve as collateral for the foreign currency forward contracts. Therefore, cash and/or money market instruments will represent in effect the Portfolios’ beta, i.e., market returns. LIBOR is a generally accepted benchmark for this market. To the extent a Portfolio’s performance exceeds LIBOR, it will have generated returns in excess of the market and to the extent it underperforms LIBOR it will underperform the market.

Comment 23.	Disclosure under ‘‘Principal Risks’’ discusses leverage risk. Although the disclosure discusses only leverage resulting from currency forward contracts, confirm the Portfolio will not employ leverage using other instruments or techniques, e.g., confirm the Portfolio will not borrow to purchase additional securities.

Response 23.    The Portfolios will only leverage using currency forward contracts.

Comment 24.	With respect to the fee table for the FX Alpha Plus Portfolio, confirm that the line item ‘‘Other expenses’’ includes interest expense on inverse floaters and all leverage employed by the Portfolio. Provide similar disclosure in the fee table for the FX Alpha Portfolio.

Response 24.    The Portfolios do not intend to invest in inverse floating obligations and the disclosure has been deleted relating to investments in inverse floating obligations. Interest expense will not otherwise be incurred in connection with leverage.

Comment 25.	Disclosure immediately following the fee table discusses the order processing fee charged and collected by Morgan Stanley & Co. Please explain why this fee is not included in the shareholder transaction segment of the table and why, given that the Portfolio does not collect this fee, it is not a sales load or sales charge.

Response 25.    The order processing fee is not a fee imposed by the Portfolio. It is a fee that certain broker-dealers charge their clients. Therefore, pursuant to Instruction 1(c) of Item 3, it should not be included in the fee table, as a note to the fee table or in the Example.

Comment 26.	Revise the first paragraph under ‘‘Additional Investment Strategy Information’’ and ‘‘Additional Risk Information’’ to distinguish principal from non-principal strategies and risks.

Response 26.    The disclosure has been revised accordingly.

Comment 27.	Disclosure sub-captioned ‘‘Additional Investment Strategy Information — Structured Products’’ states: ‘‘Generally, structured investments are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities.’’ Revise the disclosure to indicate that these entities are also operated for the purpose of restructuring cash flows and enhancing the creditworthiness of underlying securities. Generally, revise the discussion to indicate, if accurate, that such entities are exempt from registration under the 1940 Act and the basis of such exempt status.

Other disclosure under this sub-caption states that: ‘‘Each Portfolio will use structured notes consistent with its investment objective and policies.’’ Add disclosure, which indicates whether the Portfolios’ acquire structured notes for capital appreciation, and, if so, how that strategy is achieved with these instruments.

Response 27.    The Portfolios do not intend to invest in structured products, including structured notes, and the disclosure has been deleted relating to such investments.

Comment 28.	Disclosure sub-captioned ‘‘Additional Investment Strategy Information — Defensive Investing’’ indicates that, among other investments, the Portfolio may invest any amount in money market instruments for defensive purposes. Clarify whether such investments include all of the money market instruments discussed under the sub-caption ‘‘Principal Investment Strategies — Money Market Instruments.’’ If so, what is the basis for including foreign securities in this policy given that this is not a money market fund?

Response 28.    Disclosure has been added to clarify that the defensive investments a Portfolio may make include all of the money market instruments identified under Principal Investment Strategies. For defensive purposes, a Portfolio may invest in cash and money market instruments that do not have exposure to foreign currencies.

Comment 29.	Revise the disclosure sub-captioned ‘‘Additional Investment Strategy Information — Portfolio Turnover’’ by providing each Portfolio’s estimated rate of portfolio turnover.

Response 29.    It is anticipated that each Portfolio’s portfolio turnover ratio will not exceed 100% and, accordingly, this disclosure has been removed.

Comment 30.	With respect to a Portfolio’s investments in inverse floaters discussed under the caption ‘‘Additional Risk Information — Inverse Floaters’’ if the Portfolio has ongoing obligations to any party in connection with its inverse floating rate investments, confirm that, consistent with applicable SEC guidance, any such obligations will not be senior securities for purposes of the 1940 Act because each Portfolio will segregate an amount of cash and/or liquid securities equal in value to its obligations in respect of such inverse floating rate investments. Confirm also that accounting for such investments will be consistent with FAS 140.

Identify the types of entities issuing inverse floaters, as well as the types of securities being issued, for example, may the securities be based on currencies or interest rates.

Response 30.    The Portfolios do not intend to invest in inverse floating obligations and the disclosure has been deleted relating to investments in inverse floating obligations.

Comment 31.	Delete the word ‘‘may’’ from the following clause which appears under the sub− caption ‘‘Additional Risk Information — Non-Diversification’’: ‘‘The risks of investing in a Portfolio may be intensified because the Portfolio is non-diversified ’’ Disclosure regarding the Portfolios’ non-diversified status and the associated risks should be added to an appropriate discussion at the beginning of the prospectus. See Item 2(c)(1)(iv) of Form N-1A.

In light of each Portfolio’s intention to qualify as a regulated investment company, revise this disclosure consistent with §851 of the Internal Revenue Code.

Response 31.    The word ‘‘may’’ has been replaced with ‘‘will’’ and the referenced disclosure has been added to the section entitled ‘‘Principal Risks.’’ In addition, the disclosure has been revised consistent with §851 of the Internal Revenue Code.

Comment 32.	Revise the disclosure of the Portfolio’s performance fee so as to: i) include an example illustrating how the structure is designed to function, ii) disclose that fees are based on past performance, up to twelve months old, and that new investors may pay higher fees for performance that has not benefited them, and iii) include a description of how the base fee and performance fee are calculated. For example, are they calculated and accrued daily and paid monthly and, if so, are these calculations reflected in the daily calculation of fund net asset value. Either in the example or otherwise in the presentation, we recommend depicting the fee by means of a graph or another visually enhanced format. Add disclosure which indicates what Portfolio performance must be to earn the maximum performance fee. Also clarify the periods being used to measure fund assets and to compute performance of the benchmark. In addition, explain to the staff why LIBOR is, as required by §205(b) under the Investment Advisers Act of 1940, an appropriate and fair index of ‘‘securities prices or such other measure of investment performance.’’ Confirm that the board approved the specific details of the performance fee calculation, and advise us what findings the board made. Also disclose that, if a Portfolio had rapidly declining assets and poor performance, it could be possible for the adviser to owe money to a Portfolio. Lastly, note that upon reviewing the terms of the advisory agreement when it becomes available and comparing such terms to the current disclosure of the performance fee, we may have additional comments.

Response 32.    We have included the following example respecting the calculation of the fulcrum fee:

‘‘For example, assume LIBOR was 5% during the most recent 12-month period. The base fee will not be adjusted upward or downward if the Portfolio’s return for the most recent 12-month period is between 2.50% and 7.50%. If the Portfolio’s return exceeds 7.5%, the fee will be adjusted upward by 20% of such excess. The maximum fee adjustment upward of 0.275% will be made if the Portfolio’s return is 8.875% or higher. If the Portfolio’s return is below 2.5%, the fee will be adjusted downward by 20% of such amount. The maximum fee adjustment downward of 0.275% will be made if the Portfolio’s return is negative 1.125% or lower.’’ Similar disclosure is included for The FX Alpha Plus Portfolio.

We have added additional disclosure regarding the performance fee as follows:

‘‘Fees are based on past performance up to 12-months old and therefore new investors may pay higher fees for performance that has not benefited them.’’

The Board approved specific details of the performance fee calculation. In this regard, the Board found that the fulcrum fee is fair, the selected index is appropriate, the performance period is reasonable, and adjustments will not be based on random or insignificant differences.

Comment 33.	The second and third paragraphs under the caption ‘‘Shareholder Information — Pricing Portfolio Shares’’ discuss the circumstances and effects of using fair value pricing. In light of the types of instruments in which each Portfolio invests, including non-deliverable currency forward transactions, foreign currencies and securities, including emerging market instruments, revise and strengthen the disclosure regarding the circumstances under which the Portfolio will utilize fair value pricing.

Response 33.    The currency market is a 24-hour market. Therefore, the risks associated with significant events occurring after the markets close are not relevant to the instruments in which the Portfolio invests. Accordingly, enhanced fair value disclosure is not in our view appropriate for these Portfolios.

Statement of Additional Information

Comment 34.	Disclosure captioned ‘‘Investment Strategies and Risks — Options and Futures Transactions — Futures Contracts’’ indicates that each Portfolio may purchase and sell interest rate and stock index futures contracts. Disclose why, in light of the Portfolios’ objective, the Portfolios will engage in these derivatives. Similarly, explain why the Portfolios’ will invest in U.S. Treasury Obligations and U.S. Government Securities, When-Issued and Delayed Delivery Securities and Forward Commitments, When, As and If Issued Securities, as discussed under later sub-captions bearing these names.

Response 34.    As indicated in the Prospectus, the Portfolios will invest in money market instruments. Accordingly, they may invest in U.S. Treasury obligations and U.S. government securities. When issued securities and forward commitments are simply means of obtaining money market instruments. We think that the current disclosure is clear in this regard. The Portfolios do not intend to purchase and sell interest rate and stock index futures and, therefore, this disclosure has been deleted.

Comment 35.	Later disclosure sub-captioned ‘‘Bank Obligations’’ states that: ‘‘If a Portfolio invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry.’’ In light of the prohibitions in investment restriction No. 1, explain to the staff how the Portfolios could concentrate as indicated in the above quoted text.

Response 35.    The Portfolio will not concentrate in banking obligations. Accordingly, the disclosure has been deleted.

Comment 36.	Disclosure captioned ‘‘Borrowing’’ discusses each Portfolio’s borrowing policy and applicable regulatory requirements. Revise the disclosure to discuss reverse repurchase agreements, if any, in which the Portfolios may engage and the regulatory requirements applicable to such transactions.

Response 36.    The Portfolios do not intend to use reverse repurchase agreements.

Comment 37.	Revise the discussion sub-captioned ‘‘Loans of Portfolio Securities’’ to indicate, if accurate, that the lending agent may be an affiliate of the Company. Further, disclose the fee received by the agent for such services.

Response 37.    The Portfolios do not intend to lend portfolio securities. The referenced disclosure has been deleted.

Comment 38.	The discussion sub-captioned ‘‘Use of Segregated and Other Special Accounts’’ discusses the use of segregated accounts with respect to derivatives, futures and swaps. Revise the discussion so as to include securities acquired on a ‘‘when issued’’ and ‘‘when, as and if issued’’ basis.

Response 38.    We have added appropriate disclosure.

Comment 39.	Investment Restriction No. 5 states that each Portfolio may not: ‘‘Make loans of money or property to any person, except (a) to the extent that securities or interests in which the Portfolios may invest are considered to be loans . . .’’ (Emphasis added.) Explain to the staff whether the indicated securities include securities or interests that are privately issued, or only securities that have been publicly issued. If a Portfolio may make private loans, please include appropriate disclosure about the parties to whom the loans would be made and risks of making such loans.

Response 39.    Certain money market instruments in which the Portfolios invest may be privately issued subject to the Portfolios’ overall limitation on investment in illiquid securities of 15%.

Comment 40.	Revise the sub-caption ‘‘Independent Trustees and the Committees’’ so as to indicate whether the trustees on the Investment Committee are independent or interested.

Response 40.    The disclosure has been revised accordingly.

Comment 41.	Disclosure under the sub-caption ‘‘Rule 12b-1 Plan’’ indicates that the Portfolio will not reimburse Rule 12b-1 expenses in subsequent years, ‘‘except that expenses representing a gross sales commission credited to Morgan Stanley Financial Advisors and other authorized financial representatives at the time of sale may be reimbursed in the subsequent calendar year.’’ Explain to the staff the nature of the Portfolio’s obligation to reimburse sales representatives in subsequent years. Further, explain when a Portfolio contemplating reimbursement books the payment as a liability.

Response 41.    The 12b-1 plan authorizes the Portfolio to reimburse the Distributor for Actual Distribution Expenses and Unreimbursed Distribution Expenses. Unreimbursed Distribution Expenses include the gross sales credit. The Plan may be terminated at any time and there is no legal obligation of the Portfolio to reimburse the Distributor for Unreimbursed Expenses.

Comment 42.	Revise the discussion sub-captioned ‘‘Other Accounts Managed by the Portfolio Manager’’ by reformatting the first paragraph in tabular form.

Response 42.    We respectfully acknowledge your comment, but we believe that the format of the current disclosure complies with Form N-1A and is not confusing to investors.

Comment 43.	Revise the second paragraph under the sub-caption ‘‘Capital Stock and Other Securities’’ by adding disclosure to the last sentence which identifies the Company’s current series and classes.

Response 43.    The disclosure has been revised accordingly.

Part C

Comment 44.	The signature page is confusing and should be revised.

Response 44.    We respectfully acknowledge your comment; however, we believe that the signature page complies with the requirements of Form N-1A and is not confusing to investors.

Comment 45.	The powers of attorney pursuant to which the filing was signed by the Company’s directors state that specified agents may sign: ‘‘any Form N-14, amendments to any Form N-14, any registration statement or amendments to any registration statement of any of The Morgan Stanley Funds Set Forth in Appendix A Hereto . . .’’ (Emphasis added.) In this connection, please consult the requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing. Please advise the staff whether non-compliance with Rule 483 necessitates the re-filing of the registration statement. See Section 6 of the Securities Act.

Response 45.    We respectfully acknowledge your comment; however, we believe that the powers of attorney complies with Rule 483(b) of the Securities Act and therefore re-filing of the registration statement is not necessary.

Comment 46.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response 46.    We acknowledge this comment.

Comment 47.	Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 47.    We acknowledge this comment and have made appropriate changes in Pre-Effective Amendment No. 1.

Comment 48.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Response 48.    The responses to this Letter will be incorporated into Pre-Effective Amendment No. 1, which will be marked to show changes from the initial filing. This SEC Response Letter will be filed as correspondence with the SEC via EDGAR.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

We have not submitted and do not expect to submit an exemptive application or no-action request in connection with the Portfolio.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5262, Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 or Brynn D. Peltz of Clifford Chance US LLP at (212) 878-8055. Thank you.

Best regards,

/s/ Lou Anne McInnis

Lou Anne McInnis